SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

ENERGY PARTNERS, LTD.
(Name of Issuer)

Shares of Common Stock, par value $0.001 per share
(Title of Class of Securities)

29270U303
(CUSIP Number)

Arthur H. Amron, Esq.
Wexford Capital LP
411 West Putnam Avenue
Greenwich, CT 06830
(203) 862-7012
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 21, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29270U303
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Debello Investors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	1,454,616
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	1,454,616
11	Aggregate Amount Beneficially Owned by Each Reporting Person	1,454,616
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	3.64%
14	Type of Reporting Person (See Instructions)	OO

CUSIP No. 29270U303
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Wexford Catalyst Investors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	1,539,353
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	1,539,353
11	Aggregate Amount Beneficially Owned by Each Reporting Person	1,539,353
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	3.85%
14	Type of Reporting Person (See Instructions)	OO

CUSIP No. 29270U303
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Wexford Catalyst Trading Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	45,182
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	45,182
11	Aggregate Amount Beneficially Owned by Each Reporting Person	45,182
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	0.11%
14	Type of Reporting Person (See Instructions)	CO

CUSIP No. 29270U303
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Wexford Spectrum Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	2,028,295
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	2,028,295
11	Aggregate Amount Beneficially Owned by Each Reporting Person	2,028,295
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	5.07%
14	Type of Reporting Person (See Instructions)	PN

CUSIP No. 29270U303
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Spectrum Intermediate Fund Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Cayman Island
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	1,991,185
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	1,991,185
11	Aggregate Amount Beneficially Owned by Each Reporting Person	1,991,185
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	4.98%
14	Type of Reporting Person (See Instructions)	CO

CUSIP No. 29270U303
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Wexford Capital LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	7,058,630
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	7,058,630
11	Aggregate Amount Beneficially Owned by Each Reporting Person	7,058,630
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	17.65%
14	Type of Reporting Person (See Instructions)	PN

CUSIP No. 29270U303
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Wexford GP LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	7,058,630
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	7,058,630
11	Aggregate Amount Beneficially Owned by Each Reporting Person	7,058,630
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	17.65%
14	Type of Reporting Person (See Instructions)	OO

CUSIP No. 29270U303
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Charles E. Davidson
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	7,058,630
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	7,058,630
11	Aggregate Amount Beneficially Owned by Each Reporting Person	7,058,630
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	17.65%
14	Type of Reporting Person (See Instructions)	IN

CUSIP No. 29270U303
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Joseph M. Jacobs
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	7,058,630
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	7,058,630
11	Aggregate Amount Beneficially Owned by Each Reporting Person	7,058,630
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	17.65%
14	Type of Reporting Person (See Instructions)	IN

This Amendment No. 4 to Schedule 13D modifies and supplements the Schedule 13D initially filed on July 3, 2008, as amended by Amendment No. 1 to the Statement filed on October 14, 2008, Amendment No. 2 to the Statement filed on January 27, 2009 and Amendment No. 3 filed on March 5, 2009 (the "Statement"), with respect to the common stock, $0.001 par value per share (the “Common Stock”) of Energy Partners, Ltd (the “Company”). Except to the extent supplemented by the information contained in this Amendment No. 4 or amended by this Amendment No. 4, the Statement remains in full force and effect.  Capitalized terms used herein without definition have the respective meanings ascribed to them in the Statement.

Item 1.                 Security and Issuer

The address of the principal executive offices of the Company is:

Energy Partners, Ltd.
201 St. Charles Ave., Suite 3400
New Orleans, Louisiana 70170

Item 2.                 Identity and Background

Item 2. is hereby amended and restated in the entirety  as follows:

(a)	This statement is filed by

(i)
Each of  Debello Investors LLC, Wexford Catalyst Investors LLC, Wexford Catalyst Trading Limited, Spectrum Intermediate Fund Limited and Wexford Spectrum Fund, L.P. (collectively, the “Purchasing Entities”) with respect to the shares of Common Stock owned by them;

(ii)	Wexford Capital LP (“Wexford Capital”), a Delaware limited partnership, which acts either as manager, investment manager or sub-advisor to the Purchasing Entities;

(iii)	Wexford GP LLC (“Wexford GP”), a Delaware limited liability company, is the general partner of Wexford Capital (the “General Partner”);

(iv)	Charles E. Davidson (“Mr. Davidson”), the chairman and a managing member of Wexford GP; and

(v)	Joseph M. Jacobs (“Mr. Jacobs”), the president and a managing member of Wexford GP.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons”. All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)	The address of the principal business and principal office of the Reporting Persons is c/o Wexford Capital LP, 411 West Putnam Avenue, Greenwich, CT 06830.

(c)
Each of Purchasing Entities is a private investment fund formed for the purpose of making various investments. Wexford Capital acts either as a manager, investment manager or sub-advisor for the Purchasing Entities.  Wexford GP is the General Partner of Wexford Capital. Messrs. Davidson and Jacobs serve as the managing members of Wexford GP.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)
Each of Debello Investors LLC, Wexford Catalyst Investors LLC and Wexford GP is a Delaware limited liability company.  Each of Spectrum Intermediate Fund Limited and Wexford Catalyst Trading Limited is a Cayman Islands exempt company.  Each of Wexford Spectrum Fund, LP. and Wexford Capital is a Delaware limited partnership. Each of Messrs. Davidson and Jacobs are each United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds previously reported in Item 3 were those used with respect to the shares of common stock that were converted into shares of Common Stock as described in Item 4 below. The remaining portion of the Common Stock held by the Purchasing Entities was acquired pursuant to the conversion of the Purchasing Entities investment in the 9.75% Senior Unsecured Notes due 2014 and the Senior Floating Notes due 2013, as described in Item 4 below.

Item 4.	Purpose of Transaction

On September 21, 2009 (the “Effective Date”), the Company consummated the transactions contemplated by its modified second amended joint plan of reorganization (the “Plan”), which provided for (a) the holders of the Company’s 9.75% Senior Unsecured Notes due 2014, the Senior Floating Notes due 2013 and 8.75% Senior Notes due 2010 to receive, in exchange for their total claim (including principal and interest), their pro rata share of 95% of the Common Stock to be issued pursuant to the Plan and (b) the holders of old common stock interest, par value $0.01 per share, to receive, in exchange for their total claim, their pro rata share of 5% of the Common Stock. As a result, the Purchasing Entities’ 2,483,712 shares of common stock and their investment in the Company’s 9.75% Senior Unsecured Notes due 2014 and the Senior Floating Notes due 2013 were automatically converted to the number of Common Stock shares disclosed on the cover pages hereto, as described herein.

Item 5.	Interest in Securities of the Issuer

On the Effective Date, Marc T. McCarthy, an employee of Wexford Capital LP, became a member of the Company’s Board of Directors by operation of the Plan.

The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons (on the basis of 40,000,000 shares of Common Stock issued and outstanding as reported by the Company) are as follows:

Debello Investors LLC
(a) Amount beneficially owned:	1,454,616	Percent of class:	3.64%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			1,454,616
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			1,454,616

Wexford Catalyst Investors LLC
(a) Amount beneficially owned:	1,539,353	Percent of class:	3.85%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			1,539,353
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			1,539,353

Wexford Catalyst Trading Limited
(a) Amount beneficially owned:	45,182	Percent of class:	0.11%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			45,182
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			45,182

Wexford Spectrum Fund, L.P.
(a) Amount beneficially owned:	2,028,295	Percent of class:	5.07%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			2,028,295
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			2,028,295

Spectrum Intermediate Fund Limited
(a) Amount beneficially owned:	1,991,185	Percent of class:	4.98%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			1,991,185
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			1,991,185

Wexford Capital LP
(a) Amount beneficially owned:	7,058,630	Percent of class:	17.65%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			7,058,630
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			7,058,630

Wexford GP LLC
(a) Amount beneficially owned:	7,058,630	Percent of class:	17.65%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			7,058,630
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			7,058,630

Charles E. Davidson
(a) Amount beneficially owned:	7,058,630	Percent of class:	17.65%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			7,058,630
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			7,058,630

Joseph M. Jacobs
(a) Amount beneficially owned:	7,058,630	Percent of class:	17.65%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			7,058,630
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			7,058,630

Wexford Capital may, by reason of its status as managing member, investment manager or sub advisor of the Purchasing Entities, be deemed to own beneficially the shares of Common Stock of which the Purchasing Entities possess beneficial ownership. Wexford GP may, as the General Partner of Wexford Capital, be deemed to own beneficially the shares of Common Stock of which the Purchasing Entities possess beneficial ownership. Each of Messrs. Davidson and Jacobs may, by reason of his status as a controlling person of Wexford GP, be deemed to own beneficially the shares of Common Stock of which the Purchasing Entities possess beneficial ownership. Each of Messrs. Davidson and Jacobs, Wexford GP and Wexford Capital shares the power to vote and to dispose of the shares of Common Stock beneficially owned by the Purchasing Entities.  Each of Wexford Capital, Wexford GP and Messrs. Davidson and Jacobs disclaims beneficial ownership of the shares of Common Stock owned by the Purchasing Entities and this report shall not be deemed as an admission that they are the beneficial owner of such securities except, in the case of Messrs. Davidson and Jacobs, to the extent of their respective personal ownership interests in any of the Purchasing Entities.

Except as set forth above, the Reporting Persons have not effected any transactions in the Common Stock during the 60 days preceding the date of this Amendment No. 4 to the Schedule 13D.

Item 7.	Material to be Filed as Exhibits

99.2   Amended and Restated Joint Filing Agreement

* * * *

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2009                                                             DEBELLO INVESTORS LLC

By:   /s/ Arthur Amron
Name: Arthur Amron
Title:Vice President and Assistant Secretary

WEXFORD CATALYST INVESTORS LLC

 By:  /s/ Arthur Amron
Name: Arthur Amron
Title: Vice President and Assistant Secretary

WEXFORD CATALYST TRADING LIMITED

By:  /s/ Arthur Amron
Name: Arthur Amron
Title: Vice President and Assistant Secretary

WEXFORD SPECTRUM FUND, L.P.
By: Wexford Spectrum Advisors, L.P., its GP
By: Wexford Spectrum Advisors GP LLC, its GP

By:  /s/ Arthur Amron
Name: Arthur Amron
Title: Vice President and Assistant Secretary

SPECTRUM INTERMEDIATE FUND LIMITED

By:   /s/ Arthur Amron
Name: Arthur Amron
Title: Vice President and Assistant Secretary

WEXFORD CAPITAL LP

By: /s/ Arthur Amron
Name: Arthur Amron
Title:  Partner and Secretary

WEXFORD GP LLC

By:  /s/ Arthur Amron
Name: Arthur Amron
Title: Vice President and Assistant Secretary

   /s/ Charles E. Davidson
        Charles E. Davidson

     /s/ Joseph M. Jacobs
       Joseph M. Jacobs

Exhibit 99.2

AMENDED AND RESTATED JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1)(iii) of the Securities Exchange Act of 1934, each of the undersigned agrees that a single joint Schedule 13D and any amendments thereto may be filed on behalf of each of the undersigned with respect to the securities held by each of them in Energy Partners, Ltd.

Dated: September 29, 2009                                                             DEBELLO INVESTORS LLC

By:  /s/ Arthur Amron
Name: Arthur Amron
Title:  Vice President and Assistant Secretary

WEXFORD CATALYST INVESTORS LLC

By:  /s/ Arthur Amron
Name: Arthur Amron
Title:   Vice President and Assistant Secretary

WEXFORD CATALYST TRADING LIMITED

By:  /s/ Arthur Amron
Name: Arthur Amron
Title:Vice President and Assistant Secretary

WEXFORD SPECTRUM FUND, L.P.
By: Wexford Spectrum Advisors, L.P., its GP
By: Wexford Spectrum Advisors GP LLC, its GP

By:  /s/ Arthur Amron
Name: Arthur Amron
Title:  Vice President and Assistant Secretary

SPECTRUM INTERMEDIATE FUND LIMITED

 By:  /s/ Arthur Amron
Name: Arthur Amron
Title:   Vice President and Assistant Secretary

WEXFORD CAPITAL LP

By:  /s/ Arthur Amron
Name: Arthur Amron
Title:    Partner and Secretary

WEXFORD GP LLC

By:  /s/ Arthur Amron
Name: Arthur Amron
Title:   Vice President and Assistant Secretary

   /s/ Charles E. Davidson
        Charles E. Davidson

  /s/ Joseph M. Jacobs
       Joseph M. Jacobs